4imprint Group plc

04012560

04 FEB -3 AM 7:21

16 January 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
16.01.04	LSE Notification – AXA Investment Managers UK Ltd

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

Craig Slater
Finance Director

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk
Registered Office: 4imprint, Park 17, Moss Lane, Whitefield M45 8FJ Registered Number: 00177991

Dealings by Substantial Shareholders

London STOCK EXCHANGE

AVS No 026091

Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company Umplint Group plc	2. Name of Shareholder having a substantial interest AXA INVESTMENT MANAGERS - UK LTD.
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. IN RESPECT OF 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them AXA S.A.

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
/	/	188,000	0.65%

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13 P	16-01-04	16-01-04

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
912,812	3.18

14. Any additional information	15. Name of contact and telephone number for queries
SEE ATTACHED	CARLA WATTS 0870 757 1287

16. Name and signature of authorised company official responsible for making this notification

[signature] DAVID SEEKINGS

Date of notification 16-01-04 19

AXA
INVESTMENT
MANAGERS

4imprint Group plc
North Bar House
Beverly
East Yorkshire
HU17 8DG

16 January 2004
Your ref :
Our ref : 4Imprint.xls

Direct telephone number 020 7003 2596
Contact : Daniel Dear

Dear Sirs,

NOTIFICATION OF INTEREST(S) IN SHARES UNDER SECTION 198 COMPANIES ACT 1985 (" THE ACT")

4imprint Group plc

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its subsidiaries who no longer have a notifiable interest in any Ord 38.461538p shs in the 28,712,756 share capital.

Yours Faithfully,

Lesley Crook
Head of Asset Servicing

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

4imprint Group plc Ord 38.461538p shs

Total number of shares held as at 15/01/04 was 912,812 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Investment Co ICVC UK Smaller Companies Fund (Non - Beneficial)	112,000	Trustees of AXA UK Investment Co ICVC UK Smaller Companies Fund	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 844359
Sun Life Pensions Management Ltd (Beneficial)	812	Sun Life Pensions Management Ltd	Smith & Williamson Nominees Ltd 1 Riding House Street London W1A 3AS a/c S66
Sun Life International (IOM) Ltd (Beneficial)	800,000	Sun Life International (IOM) Ltd	Sun Life International Isle of Man Limited a/c a/c SLI 11

		Holding as % of Issued Capital
Total Beneficial Interest	800,812	2.79
Total Non-Beneficial Interest	112,000	0.39
Total	912,812	3.18%

RH

4imprint Group plc

04 FEB -3 AM 7:21

26 January 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	***Document***
16.01.04	LSE Notification – Canada Life Marketing Group

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

P.P. T.D Hallam

Craig Slater
Finance Director

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk
Registered Office: 4imprint, Park 17, Moss Lane, Whitefield M45 8FJ Registered Number: 00177991

Dealings by Substantial Shareholders

London Stock EXCHANGE

AVS No 868757

√ faxed TH

Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	Canada Life Marketing Group
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
In respect of 2 above	

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
—	—	200,000	0.70%

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary 38 6/13p	21/Jan/04	23/Jan/04

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
1,025,000	3.57%

14. Any additional information	15. Name of contact and telephone number for queries
	TIM HALLAM 0161 272 4027

16. Name and signature of authorised company official responsible for making this notification

DAVID SEEKINGS

pp T.D. Hallam

Date of notification 23 Jan 19 2004

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP Telephone 071-797 3850.

Canada Life

INVESTMENT DEPARTMENT

Mr David Seekings
4imprint plc
Park 17
Moss Lane
Whitefield
Manchester
M45 8FJ

23rd January 2004

Fax Number : 0161 272 4001

Dear Mr Seekings

Following a sale of 200,000 shares on the 21st January at a price of 130 pence, the Canada Life Marketing Group now has a holding of 1,025,000 shares, representing 3.57% of the issued share capital.

Please could you arrange for the necessary stock market news release.

Yours sincerely

Criag McDougall
Fund Manager

Canada Life Limited
Pellipar House
9 Cloak Lane
London EC4R 2RU
Tel 020 7410 6650
Fax 020 7410 9939
www.canadalife.co.uk